Exhibit 12

FPIC Insurance Group, Inc.
Ratio of Earnings to Fixed Charges

	For the Quarter Ended	For the Quarter Ended
	March 31, 2008	March 31, 2007
Interest expense on long-term debt	$1,065	1,088
Finance charges incurred in the form of interest on funds withheld under reinsurance agreement	—	—
Estimated interest within rental expense related to operating leases	83	94
Other interest expense and capitalized expenses related to indebtedness	26	17
Total fixed charges	$1,174	1,199

Income from continuing operations before income taxes	$15,877	27,218
Plus fixed charges	1,174	1,199
Earnings	$17,051	28,417

Ratio of earnings to fixed charges (1),(2)	14.52	23.70

(1)
We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no preferred shares outstanding and we do not have any preferred stock dividend obligations.  Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)
For the purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges.  Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in the form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.